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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*

                           Health Fitness Corporation
                           --------------------------
                                (Name of Issuer)


                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    42217V102
                                 --------------
                                 (CUSIP Number)

                                December 8, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]        Rule 13d-1(b)
         [X]        Rule 13d-1(c)
         [ ]        Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




                                Page 1 of 5 Pages


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CUSIP No. 42217V102                           13G              PAGE 2 OF 6 PAGES
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1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Bayview Capital Partners LP
    41-1290848
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

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3.  SEC Use Only


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4.  Source of Funds (See Instructions)


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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)


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6.  Citizenship or Place of Organization

    Bayview Capital Partners is a limited partnership formed under the laws of the State of Delaware.
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                7.  Sole Voting Power
  Number of
                     3,210,320
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                     3,210,320
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,210,320
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12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)


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13.  Percent of Class Represented by Amount in Row (11)

     18.7%
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14.  Type of Reporting Person (See Instructions)

     PN
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                                                               PAGE 3 OF 6 PAGES

ITEM 1.

         (a)      Name of Issuer
                  The name of the issuer is Health Fitness Corporation (the "Issuer")

         (b)      Address of Issuer's Principal Executive Offices
                  The address of the principal executive offices of the Issuer is 3500 West 80th Street Bloomington, MN 55431
ITEM 2.

         (a) Name of Person Filing. This statement is being filed by Bayview Capital Partners LP (the "Reporting Person")

         (b) Address of Principal Business Office or, if none, Residence. The principal address of the Reporting Persons is 641 East Lake Street, Suite 230, Wayzata, Minnesota 55391

         (c) Citizenship. The Reporting Person is formed under the laws of the State of Delaware.

         (d)      Title of Class of Securities.
                  Common Stock

         (e)      CUSIP Number.
                  42217V102


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]  Broker or Dealer registered under Section 15 of the Act

         (b)      [ ]  Bank as defined in Section 3(a)(6) of the Act

         (c)      [ ]  Insurance Company as defined in Section 3(a)(19) of the
                       Act

         (d)      [ ]  Investment Company registered under Section 8 of the
                       Investment Company Act

         (e)      [ ]  Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940



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                                                               PAGE 4 OF 6 PAGES


         (f)      [ ]   Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund; see Section
                        240.13d-1(b)(1)(ii)(F)

         (g)      [ ]   Parent Holding Company, in accordance with Section
                        240.13d-1(b)(ii)(G) (Note:  See Item 7)

         (h)      [ ]   Group, in accordance with Section 240.13d-1(b)(ii)(H)

ITEM 4.  OWNERSHIP
         (a)      Amount beneficially owned: 3,210,320
         (b)      Percent of class: 18.7%
         (c)      Number of shares as to which the person has:
                  (i)      Sole power to vote or direct the vote: 3,210,320
                  (ii)     Shared power to vote or direct the vote: 0
                  (iii)    Sole power to dispose or direct the disposition of:
                           3,210,320
                  (iv)     Shared power to dispose or direct the disposition of:
                           0

         On August 25, 2003, the Health Fitness Corporation (the "Company") signed an agreement to acquire the business assets of the Health & Fitness Services Division (the "HFS Division") of Johnson & Johnson Health Care Systems Inc. ("JJHCS"). The Company placed the purchase price in escrow pending the closing of the acquisition (the "Acquisition Closing").

         As part of the acquisition of the JJHCS business assets, on August 25, 2003, the Company entered into a Securities Purchase Agreement, as amended by Amendment No. 1 dated December 8, 2003 (the "Securities Purchase Agreement"), with Bayview Capital Partners LP ("Bayview") to provide the Company with $3,000,000 of acquisition financing and general working capital (the "Bayview Investment"). The Bayview Investment is secured by a subordinated security interest in substantially all of the Company's assets. The Bayview Investment was structured as a bridge note (the "Bridge Note"), the proceeds of which the Company placed into escrow to fund a portion of the purchase price that was payable to JJHCS at the Acquisition Closing. The Bridge Note bears interest at 12% per year, payable monthly, with the principal due and payable on the earliest to occur of (i) the Acquisition Closing, and (ii) December 10, 2003. In the event the Acquisition Closing did not occur prior to December 9, 2003, the Company's repayment of principal on December 10, 2003 must be accompanied by a 5% premium. The Company was required to comply with certain monthly financial covenants, including a senior cash flow leverage ratio and senior leverage ratio.

         On December 8, 2003, the Acquisition Closing occurred and the Bridge Note converted into a $2,000,000 term note (the "Term Note"), $1,000,000 in Series A Convertible Preferred Stock of the Company (the "Preferred Stock") and a warrant to purchase common stock of the Company (the "Warrant"). The Term Note bears interest at 12%

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                                                               PAGE 5 OF 6 PAGES


         per year, payable monthly, and will mature on the fifth anniversary of the Acquisition Closing. The Term Note may be prepaid, in whole or in part, at any time, provided that the prepayment is accompanied by a premium ranging from 5% in year 1 to 1% in year 5. The Company is required to continue to comply under the Term Note with the same monthly financial covenants, including a senior cash flow leverage ratio and senior leverage ratio, required under the Bridge Note.

         The Preferred Stock was issued to Bayview at a price of $1.00 per share, resulting in 1,000,000 shares issued at the Acquisition Closing. The Preferred Stock has a stated dividend rate of 6% per year, computed on a simple interest basis, paid in kind in the form of additional shares of Preferred Stock using a price of $1.00 per share ("PIK Dividends"). At the option of the holder, the Preferred Stock, including any PIK Dividends, may be converted into common stock of the Company at a price of $0.50 per share. Upon the occurrence of a change in control or an event of default under the Securities Purchase Agreement, the holders of the Preferred Stock may require the Company to redeem the Preferred Stock at a price equal to the greater of the liquidation preference and fair market value.

         The Warrant issued to Bayview represents the right to purchase 8% of the Company's common stock outstanding on a fully diluted basis, excluding the common stock issuable to Bayview upon conversion of the Preferred Stock. The number of shares contingently issuable under this Warrant is 1,210,320. The Warrant will be exercisable at any time for a period of ten years at an exercise price equal to $0.50 per share. Upon the occurrence of a change in control or an event of default under the Securities Purchase Agreement, the holders of the Warrant may require the Company to redeem the Warrant and any shares of common stock issued upon the exercise of the Warrant at a price equal to fair market value. The holders of the Warrant and any shares of common stock issued upon the exercise of the Warrant have a preemptive right to participate in future issuances of common stock and common stock equivalents by the Company.

         The Company has agreed to register, upon the request of Bayview, the sale of all shares of common stock issuable upon conversion of the Preferred Stock and upon exercise of the Warrant under the Securities Act of 1933, as amended, within 360 days following the date of the Acquisition Closing.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not Applicable.



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                                                               PAGE 6 OF 6 PAGES


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

ITEM 11. EXHIBITS

                  None.




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                                                               PAGE 7 OF 6 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 2003                    BAYVIEW CAPITAL PARTNERS LP

                                            By:  Bayview Capital Management LLC
                                            Its: Managing Director


                                            By:    /s/ Cary Musech
                                                --------------------------------
                                                Name:  Cary Musech
                                                Its:   Managing Director